BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 29, 2020

1.     Date, Time and Place: Meeting held on October 29, 2020, at 03:00 p.m., by videoconference.

2.     Summons and Presence: Summons duly held pursuant to Article 21 of the Bylaws of BRF S.A. (“Company”), considering the presence of the totality of the members of the Board of Directors: Mr. Pedro Pullen Parente (“Mr. Pedro Parente”), Mr. Augusto Marques da Cruz Filho (“Mr. Augusto Cruz”), Mr. Dan Ioschpe (“Mr. Dan Ioschpe”), Mrs. Flavia Buarque de Almeida (“Mrs. Flavia Almeida”), Mr. José Luiz Osório de Almeida Filho (“Mr. José Osório”), Mr. Luiz Fernando Furlan (“Mr. Luiz Furlan”), Mr. Ivandré Montiel da Silva (“Mr. Ivandré Montiel”), Mr. Roberto Rodrigues (“Mr. Roberto Rodrigues”), Mrs. Flavia Maria Bittencourt (“Mrs. Flavia Bittencourt”) and Mr. Marcelo Feriozzi Bacci (“Mr. Marcelo Bacci”).

3.     Presiding Board: Chairman: Mr. Pedro Parente. Secretary: Mr. Carlos Eduardo de Castro Neves.

4.     Agenda: (i) Approval of the Update of the Transparency Guide; and (ii) Approval of the Integrity System Policies, which are (a) Anti-Bribery and Anti-Corruption Policy; and (b) Integrity System Norm.

5.     Resolutions: The members approved, by unanimous votes of the present members and with no restrictions, the drawing up of the present minutes in summary form. Once the agenda had been examined, the following matters were discussed, and the following resolutions were taken and approved by unanimous votes:

5.1. Approval of the Update of the Transparency Guide. In accordance with the provisions of Article 23, (xxxviii) of the Bylaws, the update of the BRF Transparency Manual.

5.2.        Approval of the Integrity System Policies. In accordance with the provisions of Article 33, 3rd paragraph, item 7 of the Bylaws together with item 4.1.i of Internal Bylaws Statutory Audit Committee, the update of the Integrity System Policies to adapt and comply with ISO 37.001 certification, encompassing: (a) Anti-Bribery and Anti-Corruption Policy; and (b) Integrity System Norm.

Minutes of the Ordinary Meeting of the Board of Directors held on October 29, 2020.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON OCTOBER 29, 2020

6      Documents Filed at the Company: The documents related to the agenda that supported the resolutions taken by the members of the Board of Directors or information presented during the meeting were filed at the Company’s head office.

7      Closure: There being no other matters to be discussed, the Chairman declared the meeting closed, during which time the present minutes were drawn up in summary form by electronic processing and, having been read and found correct by all those present, were signed.

I certify that the above text is faithfully transcribed from the  Minutes of the Ordinary Meeting of the Board of Directors held on October 29, 2020 drawn up in the book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, October 29, 2020.

_________________________________ Carlos Eduardo de Castro Neves Secretary

Minutes of the Ordinary Meeting of the Board of Directors held on October 29, 2020.